UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
As At and For the Three Months Ended March 31, 2021

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	35

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	March 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	5	$963.0	$941.5
Short-term investments		4.8	6.0
Receivables and other current assets	7	92.9	120.7
Inventories	8	305.2	327.3
		1,365.9	1,395.5
Non-current assets
Investment in associate	9	9.8	9.0
Property, plant and equipment	11	2,408.2	2,362.0
Exploration and evaluation assets	12	55.4	54.8
Restricted cash	6	37.5	38.6
Inventories	8	221.1	198.3
Other assets	13	106.0	96.1
		2,838.0	2,758.8
		$4,203.9	$4,154.3
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$251.3	$244.7
Income taxes payable		32.2	29.6
Current portion of provisions	14	8.9	6.7
Current portion of lease liabilities		18.3	18.0
Current portion of derivative liabilities	15	3.4	9.4
Current portion of long-term debt	17	7.6	7.9
Current portion of deferred revenue	18	48.8	—
Liabilities classified as held for sale	10	18.5	18.5
		389.0	334.8
Non-current liabilities
Deferred income tax liabilities		167.8	168.8
Provisions	14	395.0	388.0
Lease liabilities		45.5	48.8
Derivative liabilities	15	17.4	25.9
Long-term debt	17	459.1	458.7
Deferred revenue	18	133.4	179.8
Other liabilities		3.6	4.0
		1,221.8	1,274.0
		1,610.8	1,608.8
Equity
Attributable to equity holders
Common shares	21	2,717.0	2,710.8
Contributed surplus		56.0	60.6
Accumulated deficit		(288.4)	(307.9)
Accumulated other comprehensive income (loss)		23.3	(5.3)
		2,507.9	2,458.2
Non-controlling interests		85.2	87.3
		2,593.1	2,545.5
Contingencies and commitments	14(b), 29
Subsequent event	31
		$4,203.9	$4,154.3
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	36

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2021	2020
Revenues		$297.4	$274.5
Cost of sales	24	253.2	242.6
Gross profit		44.2	31.9
General and administrative expenses		(9.4)	(11.9)
Exploration expenses		(7.6)	(8.4)
Other expenses	25	(20.2)	(2.9)
Earnings from operations		7.0	8.7
Share of net loss from investment in associate, net of income taxes	9	(0.2)	(0.4)
Finance costs	26	(7.2)	(6.2)
Foreign exchange loss		(3.3)	(4.9)
Interest income, derivatives and other investment gains (losses)	27	35.9	(26.5)
Earnings (loss) before income taxes		32.2	(29.3)
Income taxes	16	(10.5)	(3.6)
Net earnings (loss)		$21.7	$(32.9)
Net earnings (loss) attributable to
Equity holders		$19.5	$(34.4)
Non-controlling interests		2.2	1.5
Net earnings (loss)		$21.7	$(32.9)
Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	22	475.8	470.1
Diluted	22	480.9	470.1

Basic and diluted earnings (loss) per share	22	$0.04	$(0.07)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars)	Notes	2021	2020
Net earnings (loss)		$21.7	$(32.9)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		(2.8)	(2.1)
Net realized change in fair value of marketable securities	19(a)	—	(4.9)
Tax impact		0.3	0.1
		(2.5)	(6.9)
Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	19(b)	37.8	(47.7)
Time value of options contracts excluded from hedge relationship	19(b)	(1.3)	(9.6)
Net change in fair value of cash flow hedges reclassified to the statements of earnings (loss)	19(b)	(1.3)	1.9
Tax impact		(1.1)	3.4
		34.1	(52.0)
Currency translation adjustment	9	(0.7)	(2.1)
		33.4	(54.1)
Total other comprehensive income (loss)		30.9	(61.0)
Comprehensive income (loss)		$52.6	$(93.9)

Comprehensive income (loss) attributable to:
Equity holders		$50.4	$(95.4)
Non-controlling interests		2.2	1.5
Comprehensive income (loss)		$52.6	$(93.9)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	38

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars)	Notes	2021	2020

Common shares
Balance, beginning of the period		$2,710.8	$2,686.8
Issuance of common shares for share-based compensation	21	6.2	7.2
Balance, end of the period		2,717.0	2,694.0

Contributed surplus
Balance, beginning of the period		60.6	54.0
Issuance of common shares for share-based compensation		(6.2)	(7.2)
Share-based compensation		2.3	1.9
Other		(0.7)	0.5
Balance, end of the period		56.0	49.2

Accumulated deficit
Balance, beginning of the period		(307.9)	(350.2)
Net earnings (loss) attributable to equity holders		19.5	(34.4)
Balance, end of the period		(288.4)	(384.6)

Accumulated other comprehensive income (loss)
Marketable securities fair value reserve
Balance, beginning of the period		(32.2)	(31.9)
Net change in fair value of marketable securities, net of income taxes		(2.5)	(6.9)
Balance, end of the period		(34.7)	(38.8)
Cash flow hedge fair value reserve
Balance, beginning of the period		29.4	(9.5)
Net change in fair value and time value of cash flow hedges recognized in property, plant and equipment	19(b)	(2.3)	0.1
Net change in fair value of cash flow hedges recognized in other comprehensive income (loss), net of income taxes		34.1	(52.0)
Balance, end of the period		61.2	(61.4)
Currency translation adjustment
Balance, beginning of the period		(2.5)	(3.1)
Change for the period	9	(0.7)	(2.1)
Balance, end of the period		(3.2)	(5.2)
Total accumulated other comprehensive income (loss)		23.3	(105.4)
Equity attributable to equity holders		2,507.9	2,253.2

Non-controlling interests
Balance, beginning of the period		87.3	72.7
Net earnings attributable to non-controlling interests		2.2	1.5
Dividends to non-controlling interests		(4.3)	—
Balance, end of the period		85.2	74.2
		$2,593.1	$2,327.4
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	39

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars)	Notes	2021	2020
Operating activities
Net earnings (loss)		$21.7	$(32.9)
Net loss from closed mines		0.4	0.3
Net earnings (loss) related to open mines		22.1	(32.6)
Adjustments for:
Finance costs	26	6.9	6.0
Depreciation expense		79.0	63.8
Derivative (gain) loss	19(b),19(c)	(0.9)	31.9
Income taxes	16	10.5	3.6
Gain on sale of royalties	27	(35.7)	—
Write-down of inventories	8	1.8	0.7
Other non-cash items	28(a)	5.6	7.5
Adjustments for cash items:
Settlement of derivatives		1.6	(1.9)
Disbursements related to asset retirement obligations		—	(0.1)
Movements in non-cash working capital items and non-current ore stockpiles	28(b)	19.2	(28.7)
Cash from operating activities, before income taxes paid		110.1	50.2
Income taxes paid		(7.5)	(5.4)
Net cash from operating activities related to open mines		102.6	44.8
Net cash used in operating activities related to closed mines	28(c)	(0.9)	(0.8)
Net cash from operating activities		101.7	44.0
Investing activities
Capital expenditures for property, plant and equipment		(101.9)	(67.5)
Capitalized borrowing costs	26	(0.4)	(0.3)
Capital expenditures for exploration and evaluation assets		(0.6)	—
Proceeds from sale of royalties	27	35.7	—
Other investing activities	28(d)	3.9	3.7
Net cash used in investing activities related to open mines		(63.3)	(64.1)
Net cash used in investing activities related to closed mines		—	—
Net cash used in investing activities		(63.3)	(64.1)
Financing activities
Interest paid	26	(0.7)	(0.8)
Payment of lease obligations		(4.5)	(3.4)
Dividends paid to non-controlling interests		(4.3)	—
Repayment of Equipment Loans	28(e)	(1.9)	(1.1)
Other financing activities		(2.6)	(1.7)
Net cash used in financing activities related to open mines		(14.0)	(7.0)
Net cash used in financing activities related to closed mines		(0.2)	(0.3)
Net cash used in financing activities		(14.2)	(7.3)
Effects of exchange rate fluctuation on cash and cash equivalents		(2.7)	(8.2)
Increase (decrease) in cash and cash equivalents		21.5	(35.6)
Cash and cash equivalents, beginning of the period		941.5	830.6
Cash and cash equivalents, end of the period		$963.0	$795.0
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	40

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the Three Months Ended March 31, 2021 and 2020
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)
1.    Corporate Information
IAMGOLD Corporation (“IAMGOLD” or the "Company”) is a corporation governed by the Canada Business Corporations Act whose shares are publicly traded on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG). The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.
The principal activities of the Company are the exploration, development and operation of gold mining properties.
2.    Basis of Preparation
(a)    Statement of compliance
These unaudited condensed consolidated interim financial statements ("consolidated interim financial statements") of IAMGOLD and all of its subsidiaries, joint venture and associate as at and for the three months ended March 31, 2021, have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, and do not include all of the information required for annual consolidated financial statements. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed.
These consolidated interim financial statements should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the year ended December 31, 2020.
These consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the board of directors of the Company on May 3, 2021.
(b)    Basis of measurement
The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 20.
(c)    Basis of consolidation
Subsidiaries and divisions related to significant properties of the Company are accounted for as outlined below.

Name	Property – Location	March 31, 2021	December 31, 2020	Type of Arrangement	Accounting Method
Essakane S.A.	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Rosebel Gold Mines N.V.[1]	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation
Doyon division including the Westwood mine	Doyon division (Canada)	100%	100%	Division	Consolidation
Côté Gold division[2]	Côté Gold Project (Canada)	70%	70%	Division	Proportionate share
IAMGOLD Boto S.A.	Boto Gold Project (Senegal)	90%	90%	Subsidiary	Consolidation
Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation
Merrex Gold Inc.	Diakha-Siribaya Gold Project (Mali)	100%	100%	Subsidiary	Consolidation
1The Company owns 95% of the gross Rosebel mining concession. Rosebel owns 70% of certain specified concession areas including Saramacca.
2The Company holds its undivided interest in the assets, liabilities, revenues and expenses of the Côté Gold division through an unincorporated joint venture (the "Côté UJV").
(d) Significant accounting judgments, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three months ended March 31, 2021. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	41

3.     Adoption of New Accounting Standards and New Accounting Standards Issued but Not Yet Effective
(a) Adoption of new accounting standards
These consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2020.
(b) New accounting standards issued but not effective
The following new accounting standards were not yet effective for the three months ended March 31, 2021, and have not been applied in preparing these consolidated interim financial statements.
IAS 16, Property, Plant and Equipment
The International Accounting Standards Board ("IASB") issued an amendment to IAS 16, Property, Plant and Equipment to prohibit deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The extent of the impact of adoption of this standard has not yet been determined.
4.    Saramacca
As per the Mineral Agreement, as amended, Rosebel Gold Mines N.V. (“Rosebel”) had an obligation to establish an unincorporated joint venture (“Rosebel UJV”) with the Republic of Suriname related to the concession areas within the Rosebel UJV Area of Interest (which includes Saramacca), whereby Rosebel would hold a 70% participating interest and the Republic of Suriname would acquire the remaining 30% participating interest on a fully paid basis.
On April 22, 2020, Rosebel signed the Rosebel UJV agreement (the “Agreement”) with Staatsolie Maatschappij Suriname N.V. (“Staatsolie”), which was designated by the Republic of Suriname to hold its 30% participating interest. The Rosebel UJV excludes the existing Gross Rosebel mining concession, which is 95% owned by Rosebel and 5% owned by the Republic of Suriname. Upon the establishment of the Rosebel UJV, Rosebel contributed the properties within the Rosebel UJV Area of Interest, including Saramacca, and Staatsolie acquired a 30% participating interest in the Rosebel UJV. Rosebel continues to hold a 70% participating interest in the Rosebel UJV.
Pursuant to the Agreement, Staatsolie was required to make an initial contribution equal to 30% of all operating and capital expenditures related to Saramacca, as well as 30% of all acquisition, exploration and development costs within the Rosebel UJV Area of Interest incurred by Rosebel up to March 31, 2020. At the time of signing the Agreement Staatsolie paid Rosebel an initial amount of $34.0 million toward an aggregate amount owing of $54.9 million. The remaining amount, in addition to ongoing operating and capital expenditures, will be paid out of Staatsolie’s gold entitlement from the Saramacca property until the outstanding amount is recovered. The remaining amount outstanding from Staatsolie is included in Receivables and other current assets (Note 7).
Upon the establishment of the Rosebel UJV, the Company derecognized 30% of the assets and liabilities related to the Rosebel UJV Area of Interest and recorded a gain of $16.9 million, which has been included under Interest income and derivatives and other investment gains (losses) in the Consolidated statements of earnings (loss).
The Company continues to control the Rosebel UJV. Judgment was applied by the Company in determining the appropriate accounting treatment for its undivided interest in the Rosebel UJV assets and liabilities, and, based on interpretation of guidance under IFRS 11 Joint Arrangements, the Company has accounted for the Rosebel UJV by recording its 70% share of assets, liabilities, revenues and expenses in these Consolidated financial statements.
The following table represents the 30% interest in the Rosebel UJV derecognized by the Company:

Carrying Amount
Property, plant and equipment	$35.2
Ore stockpiles	2.8
$38.0
The following table represents the Company’s gain recorded on the derecognition of the 30% interest in the Rosebel UJV:

Gross consideration receivable from Staatsolie	$54.9
Derecognition of the 30% interest in the Rosebel UJV	(38.0)
Gain on establishment of the Rosebel UJV	$16.9

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	42

5.    Cash and Cash Equivalents

	March 31, 2021	December 31, 2020
Cash	$853.8	$920.9
Short-term deposits with initial maturities of three months or less	109.2	20.6
	$963.0	$941.5
6. Restricted Cash
The Company had long-term restricted cash of $37.5 million as at March 31, 2021 (December 31, 2020 - $38.6 million), to guarantee the environmental indemnities related to the Essakane mine.
7.    Receivables and Other Current Assets

	Notes	March 31, 2021	December 31, 2020
Income taxes receivable		$6.1	$8.3
Receivables from governments[1]		26.2	56.7
Receivable from Staatsolie		3.6	7.5
Receivable from Allied Gold Corporation		—	1.8
Deferred consideration from Allied Gold Corporation		1.2	1.2
Other receivables		4.6	5.2
Total receivables		41.7	80.7
Prepayment for other assets		1.0	—
Prepaid expenses		19.0	19.6
Derivatives	20(a)	31.2	20.4
		$92.9	$120.7
1Receivables from governments relate primarily to value added tax.
8.    Inventories

	March 31, 2021	December 31, 2020
Finished goods	$83.1	$74.4
Ore stockpiles	52.6	80.1
Mine supplies	169.5	172.8
	305.2	327.3
Non-current ore stockpiles	221.1	198.3
	$526.3	$525.6
For the three months ended March 31, 2021, the Company recognized a write-down in mine supplies inventories amounting to $1.8 million (three months ended March 31, 2020 - $0.7 million).

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	43

9.    Investment in Associate
The Company has an investment in INV Metals Inc. ("INV Metals"), which is accounted for under the equity method.

INV Metals[1]
Balance, January 1, 2020	$10.0
Currency translation adjustment	0.6
Share of net loss, net of income taxes	(1.6)
Balance, December 31, 2020	9.0
Purchase of additional shares of associate[2]	1.7
Currency translation adjustment	(0.7)
Share of net loss, net of income taxes	(0.2)
Balance, March 31, 2021	$9.8
1IAMGOLD includes results based on the latest publicly available information.
2Associate relates to INV Metals, a publicly traded company incorporated in Canada. The Company's ownership interest in INV Metals as at March 31, 2021 was 35.5% (December 31, 2020 - 35.5%). On January 28, 2021, the Company participated in a private placement and acquired an additional 4.8 million common shares of INV Metals at a price of C$0.45 per share for an aggregate amount of $1.7 million (C$2.2 million) to maintain a 35.5% ownership interest.
The Company's investment in the Yatela joint venture is classified as held for sale as at March 31, 2021 and is presented as a discontinued operation (Note 10). As of the date of classification as held for sale, equity accounting for the investment ceased.
10.    Liabilities Held for Sale and Discontinued Operations
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, as amended from time to time, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, one to create a state entity, and the other to create a dedicated state account for the sole purpose of financing the closure and rehabilitation of the Yatela mine as well as certain social projects to the benefit of the surrounding populations. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $37.0 million to the dedicated state account, corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine. The Company will fund approximately $18.5 million of the payment.
As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The net carrying value of the investment in Yatela before classification as held for sale was in a liability position of ($13.2 million). A loss of $5.3 million as a result of writing down the carrying amount of the disposal group to its fair value less costs to sell was included in Loss from discontinued operations. The total carrying value of ($18.5 million) is presented as current liabilities held for sale. The Yatela disposal group continues to meet the criteria to be classified as held for sale as the Company remains confident that the conditions precedent will be fulfilled and the sale will close.
The Yatela disposal group is presented as discontinued operations in the Consolidated statements of earnings (loss) and the Consolidated statements of cash flows.

	March 31, 2021	December 31, 2020
Liabilities related to assets held for sale - Yatela	$(18.5)	$(18.5)

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	44

11. Property, Plant and Equipment

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Cost
Balance, January 1, 2020	$504.2	$2,961.0	$1,964.0	$68.1	$5,497.3
Additions[2]	164.2	130.4	70.0	26.1	390.7
Changes in asset retirement obligations	—	7.6	—	—	7.6
Disposals	—	—	(67.8)	(2.2)	(70.0)
Derecognition on the establishment of the Rosebel UJV	(2.0)	(32.1)	(1.3)	—	(35.4)
Transfers within Property, plant and equipment	(41.6)	39.7	1.7	0.2	—
Balance, December 31, 2020	624.8	3,106.6	1,966.6	92.2	5,790.2
Additions[2]	87.1	22.9	12.6	1.8	124.4
Changes in asset retirement obligations	—	9.9	—	—	9.9
Disposals	—	—	(28.0)	(0.2)	(28.2)
Transfers within Property, plant and equipment	(10.5)	4.3	6.2	—	—
Balance, March 31, 2021	$701.4	$3,143.7	$1,957.4	$93.8	$5,896.3

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2020	$—	$1,987.4	$1,261.8	$8.5	$3,257.7
Depreciation expense[3]	—	143.3	127.8	12.5	283.6
Disposals	—	—	(65.5)	(1.6)	(67.1)
Derecognition on the establishment of the Rosebel UJV	—	(0.1)	(0.1)	—	(0.2)
Reversal of impairment	—	(45.8)	—	—	(45.8)
Balance, December 31, 2020	—	2,084.8	1,324.0	19.4	3,428.2
Depreciation expense[3]	—	49.4	34.3	3.7	87.4
Disposals	—	—	(27.3)	(0.2)	(27.5)
Balance, March 31, 2021	$—	$2,134.2	$1,331.0	$22.9	$3,488.1
Carrying amount, December 31, 2020	$624.8	$1,021.8	$642.6	$72.8	$2,362.0
Carrying amount, March 31, 2021	$701.4	$1,009.5	$626.4	$70.9	$2,408.2
1Right-of-use assets consist of buildings and plant and equipment under IFRS 16.
2For the three months ended March 31, 2021, borrowing costs attributable to qualifying assets associated with the Essakane, Rosebel and Westwood mines and the Côté Gold, Boto Gold and Saramacca projects totaling $4.2 million (three months ended March 31, 2020 - $5.6 million) were capitalized.
3Excludes depreciation expense related to Corporate assets, included within Other non-current assets, which is included in General and administrative expenses.
12.    Exploration and Evaluation Assets

	Diakha-Siribaya Gold Project	Fayolle Property	Monster Lake Project	Other	Total
Balance, January 1, 2020	$36.6	$—	$2.5	$3.1	$42.2
Acquired Exploration and evaluation assets[1,2]	—	7.3	5.3	—	12.6
Balance, December 31, 2020	$36.6	$7.3	$7.8	$3.1	$54.8
Exploration and evaluation expenditures	—	0.6	—	—	0.6
Balance, March 31, 2021	$36.6	$7.9	$7.8	$3.1	$55.4
1During the second quarter 2020, the Company acquired the Fayolle Property from Monarch Gold Corporation in exchange for 1,851,145 common shares of IAMGOLD. The value of the share consideration of $6.7 million was capitalized to exploration and evaluation assets. An additional fee of $0.6 million was capitalized for the year ended December 31, 2020.
2During the fourth quarter 2020, the Company acquired the remaining 25% interest of the Monster Lake Project from Tomagold Corporation in exchange for 1,464,377 common shares of IAMGOLD, valued at $4.9 million, and a cash consideration of $0.4 million. The total value of the consideration of $5.3 million was capitalized to Exploration and evaluation assets.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	45

13.    Other Non-Current Assets

	Notes	March 31, 2021	December 31, 2020
Marketable securities and warrants	20(a)	$13.6	$16.4
Deferred consideration from Allied Gold Corporation		14.3	14.3
Advances for the purchase of capital equipment		9.8	9.1
Income taxes receivable		9.1	9.3
Bond fund investments		7.3	6.2
Royalty interests		5.6	5.6
Long-term prepayment[1]		4.3	4.3
Derivatives	20(a)	36.3	26.3
Other		5.7	4.6
		$106.0	$96.1
1On March 6, 2017, the Company signed an agreement with a third-party for the construction of a solar power plant to deliver power to the Essakane mine for a period of 15 years upon commissioning for active use. The solar power plant was commissioned for active use on June 1, 2018. A prepayment of $4.9 million was made in 2017 towards the purchase of power in connection with the agreement, and for the three months ended March 31, 2021, $nil (three months ended March 31, 2020 - $0.1 million) was utilized.
14.    Provisions

	March 31, 2021	December 31, 2020
Asset retirement obligations	$389.1	$380.0
Other	14.8	14.7
	$403.9	$394.7
Current portion of provisions	$8.9	$6.7
Non-current provisions	395.0	388.0
	$403.9	$394.7
(a)Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life, changes in discount rates, changes in approved closure plans, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.
(b)Provisions for litigation claims and regulatory assessments
The Attorney General of Burkina Faso commenced proceedings against IAMGOLD Essakane S.A. and certain of its employees generally relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. From the sale of gold and silver extracted from carbon fines, IAMGOLD Essakane has paid (and would pay in respect of the shipment that is currently embargoed) the royalty applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. An internal review of the veracity of the allegations was undertaken and, other than in respect of certain notification and other relatively immaterial regulatory violations, the Company believes it is in a position to vigorously defend against the allegations. Since IAMGOLD Essakane has only been provided with a limited evidentiary basis for the allegations and the Company cannot predict the outcome and any resulting penalties with any certainty, no amounts have been recorded for any potential liability arising from the proceedings.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	46

15.    Derivative Liabilities

	Notes	March 31, 2021	December 31, 2020
Embedded derivative - Rosebel power purchase agreement[1]	19(c),20(a),20(b)	$20.6	$23.3
Derivatives	20(a),20(b)	0.2	12.0
		$20.8	$35.3
Current portion of derivative liabilities		$3.4	$9.4
Non-current portion of derivative liabilities		17.4	25.9
		$20.8	$35.3
1Rosebel has a power purchase agreement with the Government of Suriname. This agreement specifies both the quantity of power Rosebel is expected to purchase as well as the price per kilowatt hour. An embedded derivative exists in the Rosebel power purchase agreement as increases in electricity prices are linked to the price of gold. This embedded derivative is accounted for separately from the host contract at fair value through profit or loss as the economic characteristics and risks of the host contract and the embedded derivative are not closely related. The Company recognized an embedded derivative liability of $20.6 million as at March 31, 2021 due primarily to the forward price of gold exceeding the minimum price threshold set in the agreement.
16.    Income Taxes
The Company estimates the effective tax rates expected to be applied for the full year and uses these rates to determine income tax provisions in interim periods. The impact of changes in judgments and estimates concerning the probable realization of losses, changes in tax rates, and foreign exchange rates are recognized in the interim period in which they occur.
The income tax expense for the three months ended March 31, 2021 was $10.5 million (three months ended March 31, 2020 - $3.6 million) and varied from the income tax expense calculated using the combined Canadian federal and provincial statutory tax rate of 26.5%. The variance was mainly due to net foreign earnings taxed at different tax rates and fluctuations in the mix of income for the recognition of certain tax benefits and related deferred tax assets.
17.    Long-term Debt and Credit Facility

	Notes	March 31, 2021	December 31, 2020
5.75% Senior Notes	(a)	$441.7	$438.6
Equipment Loans	(b)	25.0	28.0
		$466.7	$466.6
Current portion of long-term debt		$7.6	$7.9
Non-current portion of long-term debt		459.1	458.7
		$466.7	$466.6
(a)5.75% Senior Notes ("Notes")
On September 23, 2020, the Company completed the issuance of $450 million aggregate principal amount of Notes with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by certain of the Company's subsidiaries.
The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
Prior to October 15, 2023, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest.
After October 15, 2023, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 15 of each of the following years is: 2023 - 104.313%; 2024 - 102.875%; 2025 - 101.438%; 2026 and thereafter - 100%.
Prior to October 15, 2023, using the cash proceeds from an equity offering, the Company may redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.
The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the Consolidated balance sheets. The debt component was initially recognized at $454.2 million, which represented the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative at inception.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	47

Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment options and is classified as a financial asset at fair value through profit or loss ("FVTPL"). The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company’s Consolidated statements of earnings (loss). The fair value of the embedded derivative as at March 31, 2021 was $5.3 million (December 31, 2020 - $8.4 million) (note 20(a)).
Under the indenture governing the Notes, if the Company makes certain asset sales it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale. At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the Notes at par in the manner described in the indenture.
The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
March 31, 2021	$450.0	$658.7	$27.5	$51.8	$51.8	$527.6
December 31, 2020	$450.0	$658.7	$27.5	$51.8	$51.8	$527.6
1The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $7.0 million as at March 31, 2021 (December 31, 2020 – $7.2 million) and the embedded derivative.
(b)Equipment loans
On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation (the “Equipment Loan”) with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
On May 12, 2020, the Company executed a CFA 6.545 billion ($10.9 million) loan agreement with Bank of Africa with an interest rate of 5.95% per annum (the "Equipment Loan"). The Equipment Loan, secured by certain mobile equipment, is due to mature on May 31, 2024 and is repayable in monthly installments beginning on June 30, 2020.
The Equipment Loans are carried at amortized cost on the Consolidated balance sheets.
The following are the contractual maturities related to the Equipment Loans, including interest payments:

	Payments due by period
Equipment Loans balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
March 31, 2021	$25.2	$27.8	$8.9	$17.1	$1.8	$—
December 31, 2020	$28.2	$31.3	$9.4	$17.9	$4.0	$—
1The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $0.2 million as at March 31, 2021 (December 31, 2020 - $0.2 million).
(c)Credit facility
The Company has a $500 million credit facility, which was entered into in December 2017. The credit facility was amended in February 2021, primarily to extend the maturity date on $490 million of committed credit to January 31, 2025. As of March 31, 2021, the Company had letters of credit worth $1.8 million drawn against the credit facility for the guarantee of certain environmental indemnities (December 31, 2020 - $1.7 million) and was in compliance with the credit facility covenants.
The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which vary according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by certain of the Company's real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the facility include limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization, and Interest Coverage.
(d)Uncollateralized surety bonds
As at March 31, 2021, C$215.3 million (March 31, 2021 - $171.3 million; December 31, 2020 - C$215.3 million, $168.8 million) of surety bonds were outstanding to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project. The surety bonds were issued pursuant to arrangements with international insurance companies.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	48

(e)Uncollateralized performance bonds
As at March 31, 2021, performance bonds of C$39.1 million (March 31, 2021 - $31.1 million; December 31, 2020 - C$39.1 million, $30.7 million) were outstanding to guarantee the Company's obligations in accordance with section 36 of the Fisheries Act (Canada) and for the Connection and Cost Recovery Agreement related to the Côté Gold Project.
18.    Deferred Revenue
On January 15, 2019, the Company entered into a gold sale prepayment arrangement (the “Arrangement”) with a syndicate of banks whereby the Company received a cash prepayment of $169.8 million in exchange for delivering 12,500 ounces of gold per month in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce.
The Arrangement has been accounted for as a contract in the scope of IFRS 15 Revenue from Contracts with Customers whereby the cash prepayment has been recorded as deferred revenue in the consolidated balance sheets and will be recognized as revenue when deliveries are made. The prepayment represents a payment of the floor price of $1,300 per ounce. If the spot price on delivery of the gold ounces exceeds $1,300 per ounce, the Company will receive the difference between the spot price and $1,300 per ounce in cash, capped at $1,500 per ounce, which also will be recognized as revenue when the gold is delivered.
An interest cost, representing the significant financing component of the cash prepayment, is recognized as part of finance costs.
The following table summarizes the change in deferred revenue:

	Notes
Balance, January 1, 2020		$170.5
Finance costs		9.3
Balance, December 31, 2020		179.8
Finance costs	26	2.4
Balance, March 31, 2021		$182.2
Current portion of deferred revenue		$48.8
Non-current deferred revenue		133.4
		$182.2
19.    Financial Instruments
(a)Financial assets measured at fair value through other comprehensive income
    Marketable securities fair value reserve
Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the period. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through Other comprehensive income ("OCI"). The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

	Three months ended March 31,
	2021	2020
Proceeds from sale of marketable securities	$—	$10.4
Acquisition date fair value of marketable securities sold	—	(10.3)
Gain on sale of marketable securities recorded in OCI	—	0.1
Reduction in value of marketable securities	—	(5.0)
Net realized change in fair value of marketable securities	$—	$(4.9)

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	49

(b)Cash flow hedge fair value reserve
(i)Hedge gain/loss

	Gain (loss) recognized in cash flow hedge reserve		(Gain) loss reclassified or adjusted from cash flow hedge reserve
	Three months ended March 31, 2021	Three months ended March 31, 2020	Three months ended March 31, 2021	Three months ended March 31, 2020

Exchange rate risk
Canadian dollar option contracts	$4.4	$(7.7)	$(2.9)	$0.6
Canadian dollar forward contracts	2.1	(0.7)	(1.0)	—
Crude oil option contracts	20.4	(39.3)	(0.3)	1.4
Gold bullion option contracts	10.9	—	(0.8)	—
	37.8	(47.7)	(5.0)	2.0
Time value of option contracts excluded from hedge relationship	(1.3)	(9.6)	1.4	—
	$36.5	$(57.3)	$(3.6)	$2.0

	(Gain) loss reclassified or adjusted from cash flow hedge reserve to:
	Three months ended March 31, 2021	Three months ended March 31, 2020

Consolidated balance sheets
Property, plant and equipment	$(2.3)	$0.1
Consolidated statements of earnings (loss)
Revenue	0.6	—
Cost of sales	(0.7)	1.6
General and administrative expenses	(0.9)	0.3
Other expenses	(0.3)	—
	$(3.6)	$2.0
There was no hedge ineffectiveness for the three months ended March 31, 2021 and 2020.
(ii)Currency exchange rate risk
Movements in the Canadian dollar (C$) against the U.S. dollar ($) have a direct impact on the Company’s consolidated interim financial statements.
The Company manages its exposure to the Canadian dollar by executing option and forward contracts. The Company’s objective is to hedge its exposure to the Canadian dollar resulting from operating and capital expenditure requirements at some of its mine sites, corporate offices and development projects.
The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging.
As at March 31, 2021, the Company's outstanding derivative contracts which qualified for hedge accounting and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss) and Property, plant and equipment balance on the Consolidated balance sheets are as follows:

	2021	2022	2023	Total
Cash flow hedges
Exchange rate risk
Canadian dollar forward and option contracts (C$M)	$234	$210	$185	$629
Rate range ($/C$)[1]	1.28 - 1.47	1.30 - 1.48	1.30 - 1.46
1The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2021 through 2023. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	50

Additional information on hedging instruments and hedged forecast transactions related to currency exchange rate risk as at March 31, 2021 and December 31, 2020 is as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at March 31, 2021	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian dollar option contracts	$27.6	$—	$23.8	$23.8	$(23.8)
Canadian dollar forward contracts	10.0	—	8.9	8.9	(8.9)
	$37.6	$—	$32.7	$32.7	$(32.7)

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian dollar option contracts	$26.2	$—	$23.8	$23.8	$(23.8)
Canadian dollar forward contracts	8.9	—	8.9	8.9	(8.9)
	$35.1	$—	$32.7	$32.7	$(32.7)
(iii)Oil and fuel market price risk
Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations, and construction and development activities. Brent crude oil and West Texas Intermediate ("WTI") crude oil prices are components of diesel and fuel oil costs, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs. The Company established a hedging strategy to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines. During the third quarter 2020, the Company established a hedging program to limit the impact of fluctuations in crude oil prices to economically hedge future consumption of diesel and fuel oil to be used in the construction of the Côté Gold Project. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.
As at March 31, 2021, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss) and the Property, plant and equipment balance on the Consolidated balance sheets are as follows:

	2021	2022	2023	2024	Total
Brent crude oil option contracts (barrels)[1]	441	520	428	270	1,659
Option contracts with strike prices at ($/barrel)[2]	54 - 65	50 - 65	41 - 65	41 - 55
WTI crude oil option contracts (barrels)[1]	447	573	473	270	1,763
Option contracts with strike prices at ($/barrel)[2]	31 - 62	38 - 62	36 - 60	38 - 50
1Quantities of barrels are in thousands.
2The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2021 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	51

Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at March 31, 2021 and December 31, 2020 was as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at March 31, 2021	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$4.8	$(0.2)	$(3.4)	$(3.4)	$3.4
WTI crude oil option contracts	7.3	—	1.3	1.3	(1.3)
	$12.1	$(0.2)	$(2.1)	$(2.1)	$2.1

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$1.6	$(7.5)	$(3.4)	$(3.4)	$3.4
WTI crude oil option contracts	1.9	(4.5)	1.3	1.3	(1.3)
	$3.5	$(12.0)	$(2.1)	$(2.1)	$2.1
(iv)Gold bullion market price risk
Movements in the spot price of gold have a direct impact on the Company’s consolidated financial statements as gold bullion is sold at prevailing market prices which fluctuate in line with market forces. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold Project construction period.
The Company has designated option contracts as cash flow hedges for its highly probable forecasted gold bullion sales upon entering into gold option contracts. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The changes in fair value of the time value component of options is recorded in OCI as a cost of hedging and reclassified to earnings (loss) when revenue for the underlying gold sale is recognized.
As at March 31, 2021, the Company’s outstanding gold bullion derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss), are as follows:

	2021	2022	2023	Total
Gold bullion option contracts (ounces)[1]	145	18	24	187
Price range ($/ounce)[2]	1,600 - 3,000	1,800 - 3,000	1,700 - 2,700
1Quantities of gold bullion are in thousands.
2The Company executed gold bullion collar options, which consist of put and call options with strike prices within the given range in 2021 through 2023. The Company will incur a gain from the difference between a lower market price and the put strike price. The Company will recognize a loss from the difference between a higher market price and the call strike price.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	52

Additional information on hedging instruments and hedged forecasted transactions related to gold bullion market price risk as at March 31, 2021 and December 31, 2020 was as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at March 31, 2021	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Gold bullion option contracts	$17.8	$—	$10.0	$10.0	$(10.0)

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Gold bullion option contracts	$8.1	$—	$—	$—	$—
(c)Gain (loss) on non-hedge derivatives and warrants
Gains and losses on non-hedge derivatives, including embedded derivatives and warrants are included in Interest income, derivatives and other investment gains (losses) (note 27) in the Consolidated statements of earnings (loss).
These gains and losses relate to the Company's fair value movements of the embedded derivative related to prepayment options for the Notes (note 17(a)), the embedded derivative related to the Rosebel power purchase agreement (note 15), and warrants associated with investments in marketable securities.

		Three months ended March 31,
	Notes	2021	2020
Embedded derivatives	15,17(a)	$(0.4)	$(29.1)
Warrants and other		—	(0.9)
	27	$(0.4)	$(30.0)
20.    Fair Value Measurements
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.
•Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.
•Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2020.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	53

(a)Financial assets and liabilities measured at fair value on a recurring basis
The Company’s fair values of financial assets and liabilities were as follows:

	March 31, 2021
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$963.0	$963.0	$—	$—	$963.0
Short-term investments	4.8	4.8	—	—	4.8
Restricted cash	37.5	37.5	—	—	37.5
Marketable securities and warrants	13.6	13.2	—	0.4	13.6
Bond fund investments	7.3	7.3	—	—	7.3
Deferred consideration	14.3	—	—	14.3	14.3
Derivatives
Currency contracts	37.6	—	37.6	—	37.6
Crude oil contracts	12.1	—	12.1	—	12.1
Gold bullion contracts	17.8	—	17.8	—	17.8
Embedded derivative - Prepayment options on 5.75% Senior Notes	5.3	—	5.3	—	5.3
	$1,113.3	$1,025.8	$72.8	$14.7	$1,113.3
Liabilities
Derivatives
Crude oil contracts	$(0.2)	$—	$(0.2)	$—	$(0.2)
Embedded derivative - Rosebel power purchase agreement	(20.6)	—	(20.6)	—	(20.6)
Long-term debt - 5.75% Senior Notes[1]	(454.0)	(457.3)	—	—	(457.3)
Long-term debt - Equipment Loans[2]	(25.2)	—	(25.7)	—	(25.7)
	$(500.0)	$(457.3)	$(46.5)	$—	$(503.8)
1The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $7.0 million as at March 31, 2021 and the embedded derivative.
2The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $0.2 million as at March 31, 2021.

	December 31, 2020
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$941.5	$941.5	$—	$—	$941.5
Short-term investments	6.0	6.0	—	—	6.0
Restricted cash	38.6	38.6	—	—	38.6
Marketable securities and warrants	16.4	16.0	—	0.4	16.4
Bond fund investments	6.2	6.2	—	—	6.2
Deferred consideration	14.3	—	—	14.3	14.3
Derivatives					—
Currency contracts	35.1	—	35.1	—	35.1
Crude oil contracts	3.5	—	3.5	—	3.5
Gold bullion contracts	8.1	—	8.1	—	8.1
Embedded derivative - Prepayment options on 5.75% Senior Notes	8.4	—	8.4	—	8.4
	$1,078.1	$1,008.3	$55.1	$14.7	$1,078.1
Liabilities
Derivatives
Crude oil contracts	$(12.0)	$—	$(12.0)	$—	$(12.0)
Embedded derivative - Rosebel power purchase agreement	(23.3)	—	(23.3)	—	(23.3)
Long-term debt - 5.75% Senior Notes[1]	(454.2)	(460.4)	—	—	(460.4)
Long-term debt - Equipment Loans[2]	(28.2)	—	(28.9)	—	(28.9)
	$(517.7)	$(460.4)	$(64.2)	$—	$(524.6)
1The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $7.2 million as at December 31, 2020 and the embedded derivative.
2The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $0.2 million as at December 31, 2020.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	54

(b)Valuation techniques
Cash, cash equivalents, short-term investments and restricted cash
Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.
Marketable securities and warrants
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in level 3
Balance, December 31, 2020	$0.4
Reduction in value of marketable securities	—
Change in fair value reported in Other comprehensive income (loss), net of income taxes	—
Balance, March 31, 2021	$0.4
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Derivatives
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Embedded derivatives - Prepayment options on the Notes
The fair value of the embedded derivatives as at March 31, 2021 was $5.3 million (December 31, 2020 - $8.4 million) and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.
Embedded derivative - Rosebel power purchase agreement
The fair value of the embedded derivative on Rosebel's power purchase agreement as at March 31, 2021 was $20.6 million (December 31, 2020 - $23.3 million) and is accounted for at FVTPL. Included in the power purchase agreement is a price escalator which results in increases in electricity prices linked to the price of gold. The valuation is based on the discounted estimated incremental cash flows above the baseline power price at the risk-free rate to determine the present value of the price escalator. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future gold price estimates. Valuation of the price escalator is therefore classified within Level 2 of the fair value hierarchy.
Notes
The fair value of the Notes required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of the Notes as at March 31, 2021 was $457.3 million (December 31, 2020 - $460.4 million).
Equipment Loans
The fair value of the Equipment Loans required to be disclosed is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future cash flows and is therefore classified within Level 2 of the fair value hierarchy. The fair value of the Equipment Loans as at March 31, 2021 was $25.7 million (December 31, 2020 - $28.9 million).
Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	55

21.    Share Capital
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

	Three months ended March 31,
Number of common shares (in millions)	2021	2020
Outstanding, beginning of the period	475.3	469.0
Issuance of shares for share-based compensation	1.2	1.9
Outstanding, end of the period	476.5	470.9
22.    Earnings (Loss) Per Share
Basic earnings (loss) per share computation

	Three months ended March 31,
	2021	2020
Numerator
Net earnings (loss) attributable to equity holders	$19.5	$(34.4)
Denominator (in millions)
Weighted average number of common shares (basic)	475.8	470.1
Basic earnings (loss) per share attributable to equity holders	$0.04	$(0.07)
Diluted earnings (loss) per share computation

	Three months ended March 31,
	2021	2020
Denominator (in millions)
Weighted average number of common shares (basic)	475.8	470.1
Dilutive effect of share options	0.2	—
Dilutive effect of full value award units	4.9	—
Weighted average number of common shares (diluted)	480.9	470.1
Diluted earnings (loss) per share attributable to equity holders	$0.04	$(0.07)
Equity instruments excluded from the computation of diluted earnings per share, which could be dilutive in the future, were as follows:

		Three months ended March 31,
(in millions)	Notes	2021	2020
Share options	23(a)	4.2	5.8
Full value awards	23(b)	—	6.9
		4.2	12.7

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	56

23.    Share-Based Compensation
(a)Share option award plan
(i)Share option award plan
A summary of the status of the Company's share option award plan and changes during the period is presented below:

Three months ended March 31, 2021	Share options (in millions)	Weighted average exercise price (C$/share)[1]
Outstanding, beginning of the period	4.7	$4.91
Granted	0.9	3.98
Expired	(0.4)	4.38
Outstanding, end of the period	5.2	$4.80
Exercisable, end of the period	2.9	$4.74
1Exercise prices are denominated in Canadian dollars. The exchange rate at March 31, 2021 between the U.S. dollar and Canadian dollar was $0.7955/C$.
(ii)Summary of awards granted
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted. The estimated fair value of the options is expensed over their expected life.

Three months ended March 31,	2021
Weighted average risk-free interest rate	0.7%
Weighted average expected volatility[1]	57%
Weighted average dividend yield	0.0%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (C$ per share)	$2.06
Weighted average share price at grant date (C$ per share)	$3.98
Weighted average exercise price (C$ per share)	$3.98
1Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.
(b)Full value award plans
(i)Full value award reserve
A summary of the status of the Company’s director share units, restricted share units, and performance share units issued to employees and directors under the full value award plan and changes during the period is presented below.

Three months ended March 31, (in millions)	2021
Outstanding, beginning of the period	6.7
Granted	2.4
Issued	(1.2)
Forfeited and withheld for tax	(0.4)
Outstanding, end of the period	7.5
Exercisable, end of the period	0.3

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	57

(ii)Summary of awards granted
Director share units
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the director share units granted. The estimated fair value of the awards is expensed over their vesting period.

Three months ended March 31,	2021
Granted during the period (in millions)	0.1
Weighted average risk-free interest rate	0.2%
Weighted average expected volatility[1]	68.3%
Weighted average dividend yield	0.0%
Weighted average expected life of deferred share units issued (years)	1.0
Weighted average grant-date fair value (C$ per share)	$4.67
Weighted average share price at grant date (C$ per share)	$4.67
1Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the units.
Restricted share units
Employee restricted share unit grants vest over twelve to thirty-six months, have no restrictions upon vesting and are equity settled. The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

Three months ended March 31,	2021
Granted during the period (in millions)	1.8
Weighted average risk-free interest rate	0.3%
Weighted average expected volatility[1]	56.1%
Weighted average dividend yield	0.0%
Weighted average expected life of restricted share units issued (years)	3.0
Weighted average grant-date fair value (C$ per share)	$4.17
Weighted average share price at grant date (C$ per share)	$4.17
1Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.
Performance share units
Employee performance share unit grants vest over thirty-six months, are equity settled and vesting is subject to long-term performance measures. The following were the weighted average inputs to the Black-Scholes and Monte Carlo models used in determining the fair value of the performance share units granted. The estimated fair value of the awards is expensed over their vesting period.

Three months ended March 31,	2021
Granted during the period (in millions)	0.5
Weighted average risk-free interest rate	0.3%
Weighted average expected volatility[1]	56.1%
Weighted average dividend yield	0.0%
Weighted average expected life of performance share units issued (years)	3.0
Weighted average grant-date fair value (C$ per share)	$4.39
Weighted average share price at grant date (C$ per share)	$4.15
1Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the performance share units.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	58

24.    Cost of Sales

	Three months ended March 31,
	2021	2020
Operating costs[1]	$163.6	$165.8
Royalties	15.6	13.4
Depreciation expense[2]	74.0	63.4
	$253.2	$242.6
1Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
25.    Other Expenses

	Three months ended March 31,
	2021	2020
COVID-19 expenses[1]	$4.5	$—
Care and maintenance costs[2]	13.1	1.3
Write-down of assets	0.7	0.5
Consulting costs	0.2	0.7
Other	1.7	0.4
	$20.2	$2.9
1COVID-19 expenses pertain to incremental costs incurred resulting from the impact of COVID-19 on the operations of the Company, including costs related to incremental labour, transportation, safety and other new operational measures and processes implemented to manage the impact of COVID-19.
2Westwood mine was on care and maintenance between March 25, 2020 and April 15, 2020 as directed by the Government of Quebec in response to the global COVID-19 crisis. Westwood mine was placed on care and maintenance following a seismic event which occurred on October 30, 2020.
26.    Finance Costs

		Three months ended March 31,
	Notes	2021	2020
Interest expense		$3.5	$2.6
Credit facility fees		1.3	1.2
Accretion expense - Gold prepayment	18	2.4	2.3
Accretion expense - Other		—	0.1
		$7.2	$6.2
Total interest paid during the three months ended March 31, 2021 was $1.1 million (three months ended March 31, 2020 - $1.1 million). Interest paid relates to interest charges on notes, credit facilities, the Equipment Loans and leases.
27.    Interest Income, Derivatives and Other Investment Gains (Losses)

		Three months ended March 31,
	Notes	2021	2020
Gain on sale of royalties[1]		$35.7	$—
Interest income		1.2	3.9
Loss on non-hedge derivatives and warrants	19(c)	(0.4)	(30.0)
Other losses		(0.6)	(0.4)
		$35.9	$(26.5)
1The Company sold 33 royalties on various non-core exploration and development properties to Triple Flag Precious Metals Corp for cash consideration of $35.7 million. The Company recognized a gain of $35.7 million on the sale. Subsequent to the quarter, the Company sold another 2 royalties for cash consideration of $10.5 million. After transaction costs of $0.1 million, the Company will recognize a gain of $10.4 million in the second quarter 2021.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	59

28.    Cash Flow Items
(a) Adjustments for other non-cash items within operating activities

	Three months ended March 31,
	2021	2020
Share-based compensation	$2.3	$1.9
Write-down of assets	0.7	0.5
Share of net loss from investments in associate and incorporated joint ventures, net of income taxes	0.2	0.4
Interest income	(1.2)	(3.9)
Effects of exchange rate fluctuation on cash and cash equivalents	2.7	8.2
Effects of exchange rate fluctuation on restricted cash	1.6	0.5
Other	(0.7)	(0.1)
	$5.6	$7.5
(b)Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended March 31,
	2021	2020
Receivables and other current assets	$31.7	$(8.0)
Inventories and non-current ore stockpiles	0.4	(9.7)
Accounts payable and accrued liabilities	(12.9)	(11.0)
	$19.2	$(28.7)
(c)Net cash used in operating activities related to closed mines

		Three months ended March 31,
	Notes	2021	2020
Net loss from closed mines		$(0.4)	$(0.3)
Adjustments for:
Finance costs at closed mines	26	0.3	0.2
Movement in non-cash working capital at closed sites		—	(0.1)
Adjustments for cash items:
Disbursements related to asset retirement obligations at closed sites		(0.8)	(0.6)
		$(0.9)	$(0.8)
(d) Other investing activities

	Three months ended March 31,
	2021	2020
Advances to Staatsolie	$(11.1)	$—
Repayments from Staatsolie	15.0	—
Cash received on sale of Sadiola	1.8	—
Interest received	1.1	3.5
Purchase of additional common shares of associate	(1.7)	—
Prepayment for other assets	(1.0)	—
Repayments from related parties	—	0.1
Other	(0.2)	0.1
	$3.9	$3.7

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	60

(e) Reconciliation of long-term debt arising from financing activities

	Notes	Equipment Loans	5.75% Senior Notes	7% Senior Notes	Total
Balance, January 1, 2020		$20.4	$—	$388.1	$408.5
Cash changes:
Gross proceeds	17(c)	10.9	450.0	—	460.9
Deferred transaction costs		—	(7.5)	—	(7.5)
Repayments		(6.2)	—	(421.3)	(427.5)
Non-cash changes:
Amortization of deferred financing charges		0.1	0.3	0.5	0.9
Foreign currency translation		2.8	—	—	2.8
Change in fair value of embedded derivative	17(b)	—	(4.2)	12.0	7.8
Loss on redemption		—	—	22.5	22.5
Other		—	—	(1.8)	(1.8)
Balance, December 31, 2020		$28.0	$438.6	$—	$466.6
Cash changes:
Repayments		(1.9)	—	—	(1.9)
Non-cash changes:
Amortization of deferred financing charges		—	0.2	—	0.2
Foreign currency translation		(1.1)	—	—	(1.1)
Change in fair value of embedded derivative	17(b)	—	3.1	—	3.1
Other		—	(0.2)	—	(0.2)
Balance, March 31, 2021		$25.0	$441.7	$—	$466.7
29.    Commitments

	March 31, 2021	December 31, 2020
Purchase obligations	$120.6	$120.3
Capital expenditure obligations	490.8	400.6
Lease obligations	68.0	72.4
	$679.4	$593.3
Commitments – payments due by period

As at March 31, 2021	Total	<1 yr1	1-2 yrs[2]	3-4 yrs[3]	>4 yrs[4]
Purchase obligations	$120.6	$112.0	$2.3	$4.0	$2.3
Capital expenditure obligations	490.8	372.6	118.2	—	—
Lease obligations	68.0	15.7	35.2	15.5	1.6
	$679.4	$500.3	$155.7	$19.5	$3.9
1Due over the period from April 1, 2021 to December 31, 2021.
2Due over the period from January 1, 2022 to December 31, 2023.
3Due over the period from January 1, 2024 to December 31, 2025.
4Due from January 1, 2026 and beyond.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	61

30.    Segmented Information
The Company’s gold mines are divided into geographic segments as follows:
•Burkina Faso - Essakane mine;
•Suriname - Rosebel mine and Saramacca pit; and
•Canada - Doyon division, including Westwood mine.
The Company’s non-gold mine segments are divided as follows:
•Côté Gold Project1;
•Exploration and evaluation and development; and
•Corporate - includes royalty interests located in Canada and investment in associate.

	March 31, 2021			December 31, 2020
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$956.1	$1,228.2	$272.5	$976.9	$1,332.5	$284.4
Suriname	720.1	929.6	402.8	698.5	1,003.4	399.0
Canada	327.7	344.1	201.6	331.7	349.0	205.9
Total gold mines	2,003.9	2,501.9	876.9	2,007.1	2,684.9	889.3
Côté Gold Project	634.5	696.7	51.3	566.8	618.2	35.6
Exploration and evaluation and development	97.6	243.9	8.2	85.7	234.3	11.6
Corporate	102.0	761.4	674.4	99.2	616.9	672.3
Total	$2,838.0	$4,203.9	$1,610.8	$2,758.8	$4,154.3	$1,608.8

Three months ended March 31, 2021

	Consolidated statements of earnings (loss) information							Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$204.1	$113.8	$55.8	$—	$0.4	$1.6	$32.5	$19.9
Suriname	78.8	56.1	17.4	—	0.7	3.2	1.4	18.4
Canada	14.5	9.3	0.4	—	—	14.0	(9.2)	1.0
Total gold mines	297.4	179.2	73.6	—	1.1	18.8	24.7	39.3
Côté Gold Project	—	—	—	—	0.6	—	(0.6)	48.4
Exploration and evaluation and development[5]	—	—	—	—	5.9	—	(5.9)	14.5
Corporate[6]	—	—	0.4	9.4	—	1.4	(11.2)	0.3
Total	$297.4	$179.2	$74.0	$9.4	$7.6	$20.2	$7.0	$102.5
1 Excludes depreciation expense.
2 Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3 Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4 Includes cash expenditures for Property, plant and equipment and Exploration and evaluation assets.
5 Closed site costs on Exploration and evaluation properties included in Other expenses.
6 Includes earnings from royalty interests.

______________________________
1The Côté Gold Project is considered a separate operating segment following the decision to proceed with construction as the financial information for the Project is reviewed regularly by the Company’s Chief Operating Decision Maker to assess the performance of the Project and to make resource allocation decisions. The segment includes the financial information of the Côté UJV as well as other financial information for the Côté Gold Project outside of the Côté UJV.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	62

Three months ended March 31, 2020

	Consolidated statements of earnings (loss) information							Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$132.5	$80.1	$35.1	$—	$—	$—	$17.3	$31.9
Suriname	106.0	73.6	20.7	—	0.9	0.4	10.4	20.5
Canada	36.0	25.5	6.8	—	—	2.0	1.7	4.6
Total gold mines	274.5	179.2	62.6	—	0.9	2.4	29.4	57.0
Côté Gold Project	—	—	—	—	0.7	—	(0.7)	8.3
Exploration and evaluation and development[5]	—	—	—	—	6.8	—	(6.8)	2.2
Corporate[6]	—	—	0.8	11.9	—	0.5	(13.2)	—
Total	$274.5	$179.2	$63.4	$11.9	$8.4	$2.9	$8.7	$67.5
1Excludes depreciation expense.
2Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4Includes cash expenditures for Property, plant and equipment and Exploration and evaluation assets.
5Closed site costs on Exploration and evaluation properties included in Other expenses.
6Includes earnings from royalty interests.
31.    Subsequent Event
Gold sale prepayment arrangements
In April 2021, the Company entered into gold sale prepayment arrangements at an average cost of 4.44% per annum in respect of 50,000 gold ounces at an average price of $1,753 per ounce, which will result in a total prepayment to the Company of $80.3 million over the course of 2022 and the requirement on the part of the Company to physically deliver such ounces to the counterparties over the course of 2024.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2021	63